Exhibit 99.1

Sasken to acquire Borqs Technologies Inc’s Business to Expand Capabilities and Market Reach

Hong Kong, November 11, 2024: Sasken Technologies Limited (India NSE: SASKEN, BSE: 532663, “Sasken”), a leading global product engineering and digital transformation services company based in India announced today the intent to acquire hardware and software services business of Borqs Technologies, Inc. (U.S. OTC: BRQSF, “Borqs”) a global provider of embedded software and products for the Internet of Things (IoT).

This strategic move is aligned with Sasken’s 60x4x3 strategy to drive growth, innovation, and competitiveness in the market. The acquisition will enable Sasken to support customers in designing, developing, and commercializing connected devices from concept to market. It includes ideation, IP development, software and product realization, and hardware supply chain management. Working closely with chipset partners, Sasken will create a range of connected devices, including mobile phones, tablets, smartwatches, and various IoT products.

Under the terms of the deal:

●	Sasken will assume control of Borqs hardware and software services business assets and operations, without any associated liabilities.

●	The total consideration, inclusive of earn-outs, management incentives, and other payouts, shall not exceed USD $40 million. Earnouts are linked to performance of target entities in 2025.

Speaking on the occasion, Mr. Rajiv C. Mody, Chairman, Managing Director & CEO, Sasken said, “This acquisition reflects our commitment to expanding our technological footprint and delivering advanced solutions to meet the evolving demands of our customers. By integrating Borqs’ capabilities, we will strengthen our portfolio, improve our competitiveness, enable nonlinear revenues and drive future growth in high-demand markets like IoT and 5G.”

Founded in 2007, Borqs, a publicly traded company, has built a strong reputation in end-to-end wireless product solutions for mobile telecommunications and IoT. The company has strategic alliances with industry leaders like Qualcomm and works with key mobile network operators and OEMs. With close to 300 employees and a presence across continents, Borqs is well-positioned to capitalize on the growing demand for IoT and 5G technologies, leveraging its software platform to offer customizable wireless product solutions across various industries, including utilities, automotive, and smart cities.

“Since its founding, Borqs has focused on building exceptional talent and delivering tailored solutions that empower clients to stay ahead of the technology curve. Building on this strong foundation, Borqs will continue its journey of seizing emerging opportunities and capitalizing on the latest trends in AI & Blockchain Technologies. The strategic partnership with Sasken is expected to unlock powerful synergies between the two companies, as they combine their complementary strengths to create a robust innovation engine,” said Pat Chan, Chairman & CEO of Borqs.

The transaction is expected to be completed by the end of 2024 and the companies together will continue investing in innovation to develop cutting-edge solutions that align with customers’ strategic goals.

For more information, visit:

https://www.sasken.com

https://www.borqs.com/

About Sasken:

Sasken is a specialist in Product Engineering and Digital Transformation providing concept-to-market, chip-to-cognition R&D services to global leaders in Semiconductor, Automotive, Industrials, Consumer Electronics, Enterprise Devices, SatCom, Telecom, and Transportation industries. For over 30 years and with multiple patents, Sasken has transformed the businesses of 100+ Fortune 500 companies, powering more than a billion devices through its services and IP. For more information, visit www.sasken.com

About Borqs Technologies, Inc.

Borqs Technologies is a global leader in software and products for the IoT, providing customizable, differentiated and scalable Android-based smart connected devices and cloud service solutions. Borqs has achieved leadership and customer recognition as an innovative end-to-end IoT solutions provider leveraging its strategic chipset partner relationships as well as its broad software and IP portfolio.

Borqs’ unique strengths include its Android and Android Wear Licenses which enabled the Company to develop a software IP library covering chipset software, Android enhancements, domain specific usage and system performance optimization, suitable for large and low volume customized products. The Company is also currently in the development of 5G products for phones and hotspots.

Media Contact:

Sasken Technologies Ltd: Rekha Sahay Ghosh

Head of Marketing & Communications

E: pr@sasken.com
T: +91 80 6694 3009

Borqs Technologies Inc: Sandra Dou

VP of Corporate Finance

E: sandra.dou@borqs.net

Disclaimer on Forward Looking Statements:

Certain statements in this release concerning our future growth prospects are forward-looking statements, which involve a number of risks, and uncertainties that could cause actual results to differ materially from those in such forward-looking statements due to risks or uncertainties associated with our expectations. Words such as “expects”, “believes”, “anticipates”, “intends”, “estimates”, “predicts”, “seeks”, “may”, “might”, “plan”, “possible”, “should” and variations and similar words and expressions are intended to identify such forward-looking statements, but the absence of these words does not mean that a statement is not forward-looking. Such forward-looking statements relate to future events or future results, based on currently available information and reflect our management’s current beliefs. Many factors could cause actual events or results to differ materially from the events and results discussed in the forward-looking statements, including the possibility that the transactions as described herewith between Borqs and Sasken may not be consummated, or at all, and that the positive benefits of the transactions may not transpire as described herein or at all. The reader is advised to refer to both companies’ filings with their respective securities and exchange authorities for additional information identifying important factors that could cause actual results to differ materially from those anticipated in the forward-looking statements. Except as expressly required by applicable securities law and other regulatory requirements, the companies disclaim any obligation to update any forward-looking statements, whether as a result of new information, future events or otherwise.